Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: International Flavors & Fragrances Inc.

Subject Companies: International Flavors & Fragrances Inc.; Frutarom Industries Ltd.

Filer’s Commission File Number: 1-4858

Date: September 14, 2018

Press Release:

IFF Receives Final Antitrust Clearance for Acquisition of Frutarom

09/14/18

International Flavors & Fragrances Inc. (IFF) (Euronext Paris:IFF), a leading innovator of sensorial experiences that move the world, today announced that it has received antitrust clearance from all relevant antitrust authorities around the world, and all applicable antitrust and competition laws have been satisfied.

“We are pleased that we’ve received our final antitrust clearance from Russia to proceed with our combination with Frutarom,” said IFF Chairman and CEO, Andreas Fibig. “Building on our strong momentum – having obtained Frutarom shareholder approval and receiving all relevant antitrust clearance – we continue to make significant progress in our integration planning. With great execution from our teams, we are on-track to close the transaction in early October – ahead of our original expectation.”

Meet IFF

International Flavors & Fragrances Inc. (IFF) (Euronext Paris:IFF) is a leading innovator of sensorial experiences that move the world. At the heart of our company, we are fueled by a sense of discovery, constantly asking “what if?”. That passion for exploration drives us to co-create unique products that consumers taste, smell, or feel in fine fragrances and beauty, detergents and household goods, as well as beloved foods and beverages. Our 7,300 team members globally take advantage of leading consumer insights, research and development, creative expertise, and customer intimacy to develop differentiated offerings for consumer products.

Cautionary Statement Regarding Forward-Looking Statements

This press release includes “forward-looking statements” under the Federal Private Securities Litigation Reform Act of 1995, including the completion and timing of the offerings described, the anticipated use of proceeds from the offerings and completion of the merger. These statements involve risks and uncertainties that could cause actual results to differ materially, including, but not limited to, the ability to satisfy customary closing conditions with respect to the offering, prevailing market conditions, and the impact of general economic, industry or political conditions in the United States or internationally. Additional risks and uncertainties relating to the offering, IFF and its business can be found in IFF’s SEC filings, including IFF’s Annual Report on Form 10-K for the year ended December 31, 2017 filed with the Commission on February 27, 2018. IFF undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

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businesswire.com: https://www.businesswire.com/news/home/20180914005179/en/

Contact:

International Flavors & Fragrances Inc.

Michael DeVeau, 212-708-7164

VP, Global Corporate Strategy, Investor Relations & Communications

Michael.DeVeau@iff.com

Cautionary Statement Regarding Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements regarding IFF’s expected future financial position, results of operations, cash flows, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “should,” “will,” “intend,” “may” and other similar expressions, are forward-looking statements. Statements in this communication concerning IFF’s business outlook or future economic performance, anticipated profitability, revenues, expenses or other financial items, and product or services line growth, together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of IFF based upon currently available information. Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from IFF’s expectations as a result of a variety of factors, including, without limitation, those discussed below. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which IFF is unable to predict or control, that may cause IFF’s actual results, performance or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in IFF’s filings with the Securities and Exchange Commission (the “SEC”).

Risks and uncertainties related to IFF’s proposed acquisition of Frutarom include, but are not limited to, the inability to obtain required regulatory approvals for the acquisition, the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the acquisition, the risk that a condition to closing of the acquisition may not be satisfied on a timely basis or at all, the failure of the proposed transaction to close for any other reason, uncertainties as to access to available financing (including financing for the acquisition or refinancing of IFF or Frutarom debt) on a timely basis and on reasonable terms, the impact of IFF’s proposed financing on its liquidity and flexibility to respond to other business opportunities, whether the acquisition will have the accretive effect on IFF’s earnings or cash flows that it expects, the inability to obtain, or delays in obtaining, cost savings and synergies from the acquisition, costs and difficulties related to the integration of Frutarom’s businesses and operations with IFF businesses and operations, unexpected costs, liabilities, charges or expenses resulting from the acquisition, adverse effects on IFF’s stock price resulting from the acquisition, the inability to retain key personnel, and potential adverse reactions, changes to business relationships or competitive responses resulting from the acquisition.

In addition to the factors set forth above, other factors that may affect IFF’s plans, results or stock price are set forth in IFF’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

Many of these factors are beyond IFF’s control and IFF cautions investors that any forward-looking statements made by IFF are not guarantees of future performance. IFF disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger, IFF has filed with the SEC a registration statement on Form S-4 (File No. 333-225728), including Amendment No.1 thereto, that constitutes a prospectus of IFF and attaches as an exhibit a proxy statement of Frutarom. The registration statement was declared effective by the SEC on July 3, 2018, and IFF commenced mailing the definitive prospectus to Frutarom shareholders of record on July 6, 2018. INVESTORS AND SECURITY HOLDERS OF FRUTAROM ARE URGED TO READ THE DEFINITIVE PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders are able to obtain free copies of the registration statement and other documents filed with the SEC by the parties through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by IFF will be available free of charge on IFF’s internet website at ir.iff.com.

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